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Direct Dial Number (310) 282-6295 Email: hdemas@glaserweil.com	November 12, 2010

Mr. Jim B. Rosenberg
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bio-Bridge Science Inc.
Form 10-K for the year ended December 31, 2009
Filed March 31, 2010
File No. 000-51497

Dear Mr. Rosenberg:

On behalf of Bio-Bridge Science Inc. (the “Company”), we hereby respond to the comment letter dated October 29, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10-K for the year ended December 31, 2009 filed with the Commission on EDGAR on March 31, 2010 (the “10-K”).  In addition, in response to some of the Staff’s comments, the Company filed a Form 10-K/A on November 12, 2010 amending the 10-K (the “10-K/A”).  To assist your review, we have included the text of the Staff’s comments below in italicized type.

Item 1.  Business
Surgical Instrument Sales, page 4

1.
Please provide us with draft disclosure to be included in future filings that further describes your agreement with Xinhua Surgical Instruments Co., Ltd., including the duration of the agreement, minimum turnover requirements, payment and termination provisions.  In addition, please revise your discussion to specify that the territories include the United States, New Zealand and Australia.

The Company respectfully advises the Staff that its relationship with Xinhua Surgical Instruments Co., Ltd. (“Xinhua”), since the original agreement was executed on November 16, 2005 and an amendment was executed on March 17, 2008, has become responsible for a much smaller portion of the Company’s business as the main focuses of the Company’s business have been vaccine development, acquisition activity and sales of bovine serum and related materials.  Since the March 17, 2008 amendment, the agreement was amended on two occasions:  (i) March 10, 2009 and December 9, 2009 (the “Subsequent Amendments”).  The Company did not file those amendments at that time as it viewed them as very minor changes to an agreement whose materiality to the Company had diminished.

Mr. Jim B. Rosenberg
Division of Corporation Finance
Securities and Exchange Commission
November 12, 2010

To address the Staff’s comments, the Company has amended the disclosure in the 10-K/A regarding the agreement with Xinhua to include the information requested by the Staff (duration of the agreement, minimum turnover requirements, payment and termination provisions) and filed the Subsequent Amendments as exhibits to the 10-K/A.  This decision was based on the Company’s reconsideration of the importance of the agreement and the amendments to the Company at this time.

For the Staff’s convenience, set forth below is the revised discussion in the 10-K/A regarding the agreement with Xinhua (underlining indicates new text).

Surgical Instrument Sales

On March 17, 2008, we entered into an Exclusive Agency Agreement with Xinhua Surgical Instruments Co., Ltd., located in Shandong, China.  The agreement has been amended on several occasions, with the most recent amendment on December 9, 2009. Under the most recent terms of the agreement, we have been granted exclusive distribution rights for all Xinhua surgical instruments in the United States, Australia, New Zealand and Costa Rica. Our minimum order placement requirement for these four areas in the first year calculated from the signing date will be $55,000 and increases by 10% over the previous year’s minimum order placement annually thereafter. We are responsible for advertising and marketing expenses in connection with distribution of Xinhua surgical instruments in these areas. Our exclusivity rights in these four areas will be extended unless we fail to fulfill the minimum order placement requirements. This agreement superseded the previous agreement signed on November 21, 2005 by both parties.

Surgical instruments are regulated by the Food and Drug Administration (FDA) in the United States.  On December 6, 2005, we received confirmation from the FDA of our registration as a medical device establishment, which enables us to perform initial distributor and repackager operations. This confirmation does not represent an FDA approval of any product or any of our activities. It is neither a license, nor a certification. We began selling Xinhua surgical instruments that meet the criteria for class I medical devices under FDA rules, which do not require pre-market notification to the FDA.

Mr. Jim B. Rosenberg
Division of Corporation Finance
Securities and Exchange Commission
November 12, 2010

Item 5.  Market for the Company's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities
Equity Compensation Plan Information, page 25

2.
We note that your Equity Compensation Plan Information Table on page 24 indicates that, as of December 31, 2009, there were outstanding 4,420,000 shares underlying option grants made pursuant to equity compensation plans not approved by securities holders.  However, the narrative disclosure following the table and the disclosure on page 60 in the notes to financial statements does not indicate which particular compensation plans are responsible for the option grants comprising 4,420,000 shares.  We note, however, that in disclosure that appears in the first paragraph at the top of page 60, you state that "As of December 31, 2009, 1,877,000 options had been granted under [the 2004 Plan] and an additional 420,000 options have been granted outside of the plan."  It appears that the figure of 420,000 may be in error.  Please provide us with draft disclosure for future filings that clarifies the total number of options that have been granted outside of the 2004 Stock Incentive Plan.

The Company respectfully advises the Staff that the “4,420,000” number appearing in the Equity Compensation Plan Information Table on page 24 was in error, and that the correct number should have been “1,854,500”, which represents the sum of 1,434,500 shares issued pursuant to the 2008 Stock Incentive Plan (which was approved by the Company’s board of directors but not by its stockholders) and 420,000 shares issued by the Company outside of its equity compensation plans.  The Company has revised the disclosure in the 10-K/A to separately disclose the 1,434,500 shares issued pursuant to the 2008 Stock Incentive Plan and the 420,000 shares issued outside of any equity compensation plans.  For the Staff’s convenience, set forth below is the revised table and discussion (underlining indicates new text in the narrative portion).

Mr. Jim B. Rosenberg
Division of Corporation Finance
Securities and Exchange Commission
November 12, 2010

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth aggregate information regarding our equity compensation plans and issuances in effect as of December 31, 2009:

	Number of securities to be issued upon Exercise of Outstanding Options	Weighted average per Share exercise price of outstanding options	Number of securities remaining available for future issuance under compensation plans
Equity Compensation Plans Approved by security holders	1,877,000	$0.26	123,000
Equity Compensation Plans Not Approved by Security Holders	1,434,500	$0.19	2,565,500
Other Equity Compensation Issuances Not Approved by Security Holders	420,000	$0.0	-
Total	3,731,500	$0.45	2,688,500

On December 1, 2004, the Company’s shareholders approved the 2004 Stock Incentive Plan. The 2004 Stock Incentive Plan provides for the grant of incentive stock options to our employees, and for the grant of non-statutory stock options, restricted stock, stock appreciation rights and performance shares to our employees, directors and consultants. The Company has reserved a total of 2,000,000 shares of its common stock for issuance pursuant to the 2004 Stock Incentive Plan. The 2004 Stock Incentive Plan does not provide for automatic annual increases in the number of shares available for issuance under the plan. As of December 31, 2009, 1,877,000 options had been granted and were outstanding under this plan.

The administrator determines the exercise price of options granted under our 2004 Stock Incentive Plan, but the exercise price must not be less than 85% of the fair market value of our common stock on the date of grant. In the event the participant owns 10% or more of the voting power of all classes of our stock, the exercise price must not be less than 110% of the fair market value per share of our common stock on the date of grant. With respect to all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock or the outstanding stock of any parent or subsidiary of ours, which term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options; however, no option will have a term in excess of 10 years from the date of grant.

On November 26, 2008, the Company’s board of directors approved and adopted the 2008 Stock Incentive Plan. The 2008 Stock Incentive Plan provides for the grant of incentive stock options to our employees, and for the grant of non-statutory stock options, restricted stock, stock appreciation rights and performance shares to our employees, directors and consultants. The Company has reserved a total of 4,000,000 shares of its common stock for issuance pursuant to the 2008 Stock Incentive Plan. The 2008 Stock Incentive Plan does not provide for automatic annual increases in the number of shares available for issuance under the plan. As of December 31, 2009, 1,434,500 options had been granted and were outstanding under this plan.

Mr. Jim B. Rosenberg
Division of Corporation Finance
Securities and Exchange Commission
November 12, 2010

The administrator determines the exercise price of options granted under our 2008 Stock Incentive Plan, but the exercise price must not be less than 85% of the fair market value of our common stock on the date of grant. In the event the participant owns 10% or more of the voting power of all classes of our stock, the exercise price must not be less than 110% of the fair market value per share of our common stock on the date of grant. With respect to all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock or the outstanding stock of any parent or subsidiary of ours, which the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options; however, no option will have a term in excess of 10 years from the date of grant.

In addition, as of December 31, 2009, 420,000 options had been granted outside the 2004 and 2008 Stock Incentive Plan and were outstanding, with an exercise price of $0.001 per share.

In addition, the Company respectfully advises the Staff that, in future filings, the Company will make corresponding changes in the Notes To Consolidated Financial Statements, Note 11, Stock Options And Warrants, on page 60.

Item 9.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
Management's Annual Report on Internal Control over Financial Reporting, page 31

3.
The reference to "disclosure controls and procedures" included in the discussion of "Management's Annual Report on Internal Control over Financial Reporting" seems to be in error, as you are required to disclose management's assessment of your "internal control over financial reporting" pursuant to Item 308 of Regulation S-K.  If, in fact, management concluded that your disclosure controls and procedures, as specified by Item 307 of Regulation S-K, were not effective as of December 31, 2009, please amend your 10-K, under the heading "Evaluation of Disclosure Controls and Procedures," to revise your statement that disclosure controls and procedures "were effective as of the end of the applicable period…"

If, on the other hand, management concluded that disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e), were effective as of December 31, 2009, please explain to us how management could have reached this conclusion given the control deficiency concerning EITF 07-05 that resulted in the restatement of financial statements for the quarter ended March 31, 2009.

Mr. Jim B. Rosenberg
Division of Corporation Finance
Securities and Exchange Commission
November 12, 2010

The Company respectfully advises the Staff that the error in the Company’s disclosure was under the heading “Evaluation of disclosure controls and procedures”, where the second sentence should have read as follows (addition in bold, italics):  “Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of the end of the applicable period to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.”

In addition, the Company respectfully advises the Staff that, under the heading “Management’s Annual Report on Internal Control over Financial Reporting”, the second paragraph, third sentence should have read as follows (addition in bold, italics, deletion in strikethrough):  “Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was ~~disclosure controls and procedures were~~ not effective as of December 31, 2009 at the reasonable assurance level due to the material weaknesses described below.”  Further, the fourth paragraph, should have read as follows (addition in bold, italics, deletion in strikethrough):  “Management evaluated the impact of this restatement on our assessment of our internal control over financial reporting ~~disclosure controls and procedures~~ and concluded that the control deficiency that resulted in the incorrect recording of the adoption of provisions of EITF 07-5 represented a material weakness.”

These errors have been corrected in the 10-K/A.

Item 10.  Directors, Executive Offices and Corporate Governance

4.
Please provide us with draft disclosure to be included in future filings that briefly discusses, for each director, the specific experiences, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.  Please refer to Item 401(e) of Regulation S-K.

The Company will revise in future filings the disclosure with respect to its directors under this item as requested.  The following is the disclosure it intends to include for each of its directors:

Liang Qiao, MD, Chairman of the Board, Chief Executive Officer and Secretary
Director Qualifications:
Dr. Qiao brings to the board a breadth of knowledge of our company as he is one of our co-founders.  He also brings significant scientific expertise and an international background in the areas of research and education.

Mr. Jim B. Rosenberg
Division of Corporation Finance
Securities and Exchange Commission
November 12, 2010

Wenhui Qiao, Director
Director Qualifications:
Mr. Qiao brings to the board significant business experience in China and Japan.  He has a strong working knowledge of, and experience dealing with, the business and political environments in both China and Japan.

Toshihiro Komoike, Director
Director Qualifications:
Mr. Komoike brings to the board significant management experience and business relationships in Japan.

Isao Arimoto, Director
Director Qualifications:
Mr. Arimoto brings to the board a breadth of knowledge of our company as he is one of our co-founders and has been on the board since inception. He also brings significant leadership and business experience and business relationships in both Japan and China.

Shyh-Jing (Philip) Chiang, Director
Director Qualifications:
Mr. Chiang brings to the board a breadth of knowledge of our company as he is one of our co-founders and has been on the board since inception. He also brings significant experience in the areas of finance and investment banking.

Trevor Roy, Director
Director Qualifications:
Mr. Roy brings to the board significant leadership, business management and business development experience in a wide range of countries.

Cheung Hin Shun Anthony, Director
Director Qualifications:
Mr. Anthony brings to the board significant management and investment experience in Hong Kong, China and the United States.  He also brings a depth of knowledge in complex manufacturing operations, management of companies with large numbers of employees, as his facilities annually produce over 200 million consumer products and employ greater than 10,000 employees and the intricacies of the Chinese healthcare industry.

Exhibits 31.1 and 31.2

5.	Please revise these certifications to include the entire introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K,

The Company has revised the certifications as requested and filed them as exhibits to the 10-K/A.

Mr. Jim B. Rosenberg
Division of Corporation Finance
Securities and Exchange Commission
November 12, 2010

*           *           *           *           *

We have attached as Annex A to this letter a statement from the Company with the acknowledgements that you requested.

If you should have any questions or comments regarding this letter or the 10-K/A, please contact the undersigned at (310) 282 – 6295 or Lisa Klein at (310) 282 – 6212.

Very truly yours,

/s/ Harry H. Demas

Harry H. Demas
of GLASER, WEIL, FINK, JACOBS,
HOWARD & SHAPIRO, LLP

cc:          Dr. Liang Qiao
Bio-Bridge Science Inc.

Annex A

Acknowledgement

The undersigned, on behalf of Bio-Bridge Science Inc. (the “Company”), acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”);

•	comments by the Commission staff (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Dr. Liang Qiao
Dr. Liang Qiao
Chief Executive Officer, Bio-Bridge Science Inc.